

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Kerry Driscoll
Chief Executive Officer
Mind Solutions, Inc.
3525 Del Mar Heights Road, Suite 802
San Diego, California 92130

> **Re: Mind Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 10, 2015**
> **File No. 000-33035**

Dear Mr. Driscoll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 2</u>

1.   We note that you have plans to issue the newly available shares of common stock in connection with your convertible promissory notes and to pay various liabilities. Please revise to disclose in tabular form, both before and after giving effect to the amendment, the following information: the number of shares authorized, issued and outstanding, reserved for issuance upon conversion of the promissory notes, reserved to pay the referenced liabilities, reserved for any other purpose, and available for issuance. Also expand your disclosure to summarize the terms of the promissory notes and referenced liabilities.

Kerry Driscoll
Mind Solutions, Inc.
June 17, 2015
Page 2

Security Ownership of Certain Beneficial Owners And Management, page 3

2.	Please revise your beneficial ownership table to identify the title of the class of shares owned by Mr. Driscoll. See Item 403 of Regulation S-K. Consider disclosing the total voting power held by Mr. Driscoll.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:	Norman T. Reynolds, Esq.
	Norman T. Reynolds Law Firm, P.C.